William H. Thompson

Accounting Branch Chief, Office of Consumer Products

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

United States

30 August 2017

By EDGAR

Dear Mr. Thompson

Re:	National Grid plc
Form 20-F for the fiscal year ended 31 March 2017
Filed on 6 June 2017
Form 6-K filed 18 May 2017
File No. 1-14958

We refer to the comment letter (the “Comment Letter”) dated 3 August 2017 of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above referenced Form 20-F (the “2017 Form 20-F”) and Form 6-K (the “Form 6-K”) of National Grid plc (“National Grid”, “the Company”). For your convenience, the comments are repeated below, prior to the response.

Form 20-F for the fiscal year ended 31 March 2017

Consolidated Income Statement, page 84

1. We note you present basic and diluted earnings per share related to the gain on disposal of UK Gas Distribution on the face of the income statement. Please tell us why your presentation complies with the guidance in paragraph 73 of IAS 33 which states the presentation of alternative earnings per share measures shall be presented in the notes.

Response

Paragraph 66 of IAS 33 requires an entity to present basic and diluted earnings per share (‘EPS’) from (1) continuing operations and (2) in total. These two measures must be presented on the face of the income statement per paragraph 67A of IAS 33. The Company has complied with these requirements.

The Company, in preparing its disclosure, also took account of the requirement in IAS 1 paragraph 85 to “present additional line items … relevant to an understanding of the entity’s financial performance”.

In view of the very material impact of the disposal of the UK Gas Distribution business, the Company concluded that a reconciliation of the required measures of EPS from continuing operations to total EPS on the face of the income statement was required in order to explain to users of the accounts the differences between these two measures both in the current year and by comparison with prior years.

The Company expects to revert to presenting only continuing and total EPS measures on the face of the income statement in 2017/18, with explanation of the comparative information presented within the notes to the financial statements.

Other unaudited financial information, page 193

2. We refer you to pages 21 and 197 where you disclose Group return on equity, UK regulated return on equity, US regulated return on equity, regulated asset base and value added, including value added per share. It appears these are non-IFRS measures. As such, your disclosure of each non-IFRS financial measure should comply with Item 10(e)(1)(i) of Regulation S-K, which requires (A) a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with IFRS, (B) a reconciliation of the differences between the non-IFRS measures with the most directly comparable IFRS financial measure calculated and presented in accordance with IFRS and (C) a statement disclosing the reasons why management believes that the presentation of the non-IFRS financial measures provide useful information to investors. In future filings, please revise your disclosures to comply with Item 10(e) of Regulation S-K or tell us why such disclosures are not required.

Response

The Company is a regulated utility in both the UK and the US, and an understanding of performance against regulatory ‘allowances’ is key to investor understanding of business performance. The measures noted in your comment above are Regulatory Performance Measures which the Company uses to monitor and assess business performance, particularly in the medium to long term. Certain of these measures impact Directors’ remuneration and consequently the Company believes that it is important to communicate these clearly to shareholders.

Item 10(e)(2) defines a Non-GAAP Financial Measure to be a “numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that:

•	(i) Excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with [IFRS] in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or

•	(ii) Includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.”

These Regulatory Performance Measures are derived using regulatory data that is outside the IFRS financial statements and are not derived from IFRS; they cannot be calculated by adding or subtracting items included in our financial statements to or from IFRS measures reported in our financial statements and, as such, there are no “directly comparable measures” under IFRS for any of these measures. The Company therefore considers these are not Non-GAAP Financial Measures as defined in Item 10(e)(2).

In future filings, the Company will refine its disclosure to emphasise the importance of these Regulatory Performance Measures, and to make clear the distinction between these measures and APMs which are Non-GAAP Financial Measures. Our proposed revisions are set out in the Appendices to this response.

In addition, with respect to your disclosure of value added per share on page 21, please explain to us why the measure is permitted by paragraphs 73 and 74 of IAS 33.

Response

We respectfully advise the Staff that we have responded to the question with reference to paragraphs 73 and 73A of IAS 33, which discuss disclosures made that are additional to basic and diluted earnings per share, whereas paragraph 74 relates to effective date.

As noted above, we consider that value added is a Regulatory Performance Measure – it is disclosed outwith the financial statements and the Company believes it is not within the scope of IAS 33. As noted above, the Company will enhance its disclosures in future periods in order to make clearer to users of the accounts the nature of these measures and their importance in understanding the performance of the Group.

Form 6-K filed May 18, 2017, Exhibit 99.1

3. We note your disclosure of the following measures: total adjusted EPS excluding timing (page 1), Group, UK, US and discontinued return on equity (pages 1, 18 and 38), value added, including value added per share (page 4), retained cash flow (RCF) divided by adjusted net debt (page 9), earnings attributable to equity shareholders excluding timing (pages 13 and 14), earnings per share excluding timing (pages 13 and 14) and regulatory asset value on pages 21, 25, and 38. It appears that these financial measures are non-IFRS measures. As such, in future filings please present (A) a presentation, with equal or greater prominence, of the most directly comparable financial measures calculated and presented in accordance with IFRS and (B) include a reconciliation of the differences between the non-IFRS financial measures to the most directly comparable financial measure calculated and presented in accordance with IFRS as required by Regulation G. If you do not believe such disclosures are required, please explain.

Response

Other than the information addressed in the response to Comment 2 above, the Company respectfully acknowledges that the information identified in this Comment constitutes non-IFRS measures that are not presented in a manner consistent with the requirements of Regulation G. Given that the information has been superseded by the filing of the Company’s Form 20-F (as amended) on June 6, 2017, the Company undertakes to ensure that any non-IFRS information filed with the Commission in the future, whether directly or indirectly through incorporation by reference, will comply with the requirements of Regulation G.

Please refer to comment 2 above regarding your disclosure of value added per share.

Response

As described above, the Company believes that value added per share is a Regulatory Performance Measure and is not within the scope of IAS 33. Please refer to the response above.

*****

Should you or the Staff have any questions or require any additional information, please contact the undersigned at +44 207 004 3033 or via e-mail at andrew.bonfield@nationalgrid.com.

Sincerely,

/s/ Andrew Bonfield

Finance Director

National Grid plc

cc:	Jason Niethamer, Securities and Exchange Commission
Alison Kay, National Grid plc
Thomas B. Shropshire, Jr., Linklaters LLP

Appendix A – additional disclosures for future filings

In future filings the Company proposes to include additional disclosure as underlined below as an introduction to our ‘Other unaudited financial information’ section. The full introductory narrative from page 193 of our 2017 Form 20-F has been included to provide further context.

The enhanced disclosure is intended to set out the reasons why the Company’s management believes presentation of the non-IFRS financial measures provides useful information to investors regarding the Company’s financial condition and results of operations. Each measure will then be separately discussed in the section that follows, setting out in further detail why the measure is relevant and how it is determined. For the measures specifically raised in the Staff’s comment, extracts have been included from the proposed section to set out the importance of each measure – see Appendix B.

The text is subject to revision as the Company completes the drafting process for the Form 20-F for the fiscal year ending 31 March 2018, and so the final version may differ from that shown below, although its emphasis will be similar.

Other unaudited financial information

Within the annual report a number of financial measures are presented. These measures have been categorised as Alternative Performance Measures (APMs), as per the European Securities and Markets Authority (ESMA) guidelines and the Securities and Exchange Commission (SEC) conditions for use of Non-GAAP Financial Measures, or as Regulatory Performance Measures.

An APM is a financial measure of historical or future financial performance, financial position, or cash flows, other than a financial measure defined under IFRS. The Group uses a range of these measures to provide a better understanding of the underlying performance of the Group. APMs are reconciled to the most directly comparable IFRS measure.

The Group has defined the following financial measures as APMs: net revenue, adjusted operating profit including and excluding timing, adjusted earnings per share including and excluding timing, net debt, capital investment, funds from operations (FFO), FFO/interest cover and retained cash flow (RCF)/adjusted net debt.

In addition to our APMs, we also have Regulatory Performance Measures that do not meet the definition of APMs or Non-GAAP Financial Measures. Such amounts are not derived by adjusting amounts reported in our IFRS financial statements by amounts reflected within those financial statements.

Regulatory Performance Measures comprise: Group, UK and US regulatory return on equity (RoE), regulatory asset base growth, regulatory gearing, annual asset growth and value added. These measures reflect, in particular, the inputs used by utility regulators to set revenues for many of our businesses. As such, we believe that they provide close correlation to the economic value we generate for our shareholders and are therefore key to understanding the underlying performance of the business. We use these measures to monitor progress against our regulatory agreements and certain aspects of our strategic objectives. Further, targets for certain of these performance measures are included in the Company’s Annual Performance Plan (APP) and Long Term Performance Plan (LTPP) and contribute to how we reward our employees. We consider that such regulatory measures are a key accompaniment to our IFRS reporting to ensure a complete understanding of Group performance.

Appendix B – Disclosure extracts for Regulated Performance Measures

Group return on equity

Group RoE provides investors with a view of the performance of the Group as a whole compared with the amounts invested by the Group in assets attributable to equity shareholders. It reflects the regulated activities as well as the contribution from our non-regulated businesses together with joint ventures and minority interests.

We use Group RoE to measure our performance in generating value for our shareholders and a target for Group RoE is included in the incentive mechanisms for executive remuneration within both the APP and LTPP schemes.

UK regulated return on equity

UK regulated RoEs are a measure of how the businesses are performing against the assumptions used by the regulator. These returns are calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure, at the cost of debt assumed by the regulator and that RPI inflation is equal to a long-run assumption of 3.0%.

This is our principal measure of UK regulated business performance and our operational strategy continues to focus on this metric. This measure can be used to determine how we are performing under the RIIO framework and also helps investors to compare our performance with similarly regulated UK entities. Reflecting the importance of this metric, it is also a key component of both the APP and LTPP schemes.

US regulated return on equity

US regulated RoE is a measure of how a business is performing against the assumptions used by the regulator. This US operational return measure is calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure.

This is our principal measure of US regulated business performance and our operational strategy continues to focus on this metric. This measure can be used to determine how we are performing and also helps investors compare our performance with similarly regulated US entities. Reflecting the importance of this metric, it is also a key component of both the APP and LTPP schemes.

Regulated asset base

The regulated asset base is set by our regulators, based on pre-determined principles. It effectively represents the invested capital on which we are authorised to earn a cash return. By investing efficiently in our networks, we add to our regulated asset base over the long term and this in turn contributes to delivering shareholder value.

Maintaining efficient investment in our regulated asset base ensures we are well positioned to provide consistently high levels of service to our customers and increases our revenue allowances in future years. While we have no specific target, our overall aim is to achieve between 5% and 7% of regulated asset base growth each year through continued high levels of investment in our networks in both the UK and US.

Value added

Value Added is a measure that reflects the value to shareholders of our dividend and the growth in National Grid’s regulated and non-regulated assets, net of the growth in overall debt. It is a key metric used to measure our performance and underpins our approach to sustainable decision-making and long-term management incentive arrangements.